                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               Amendment No. 1 to
                                   FORM 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           Keystone Silver Mines, Inc.
                    -----------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


Idaho                                      82 6008705
-------                                    ------------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER INCORPORATION OR
ORGANIZATION)                               IDENTIFICATION NO.)

808 S. College, Suite 300, McKinney, TX 75069
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(509) 326-1029
---------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                                  Common Stock
                         ------------------------------
                                (TITLE OF CLASS)

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FORWARD LOOKING STATEMENTS

Keystone Silver Mines, Inc., ("KYMI" or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I                                                                         4

Item 1.  Description of Business                                               4
Item 2.  Management's Discussion and Analysis
         or Plan of Operation                                                  5
Item 3.  Description of Property                                               9
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders                                   9
Item 5.  Directors, Executives, Officers and
         Significant Employees                                                10
Item 6.  Remuneration of Directors and
         Executive Officers                                                   12
Item 7.  Interest of Management and Others in
         Certain Transactions                                                 12
Item 8.  Legal Proceedings                                                    12

Part II                                                                       13

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                                                  13
Item 2.  Recent Sales of Unregistered Securities                              13
Item 3.  Description of Securities                                            14
Item 4.  Indemnification of Directors and Officers                            14

Part F/S                                                                      15

Item 1.  Financial Statements                                                 15
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure                               15

Part III                                                                      16

Item 1.  Index to Exhibits                                                    16
Item 2.  Description of Exhibits                                              16

Signatures                                                                    17

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PART I

Item 1.  Description of Business.

General

The Company was organized July 1, 1957 (Date of Inception) under the laws of the State of Idaho, as Uranium Discovery & Development Company. The corporate purpose was to explore and develop uranium properties in Utah and in the silver and lead areas of Shoshone County, Idaho and Mineral County, Montana. The Company authorized 10,000,000 shares of common stock at $.05 per share par value.

On February 12, 1962, the Company changed its name to Keystone Silver Mines, Inc. In 1993, mining law changed with the result that a fee was placed on unpatented mining claims of $200.00 per claim for that year and $100.00 annual renewal fees in following years. The Board of Directors at the time dropped all but ten unpatented claims that it then held. Subsequently, the value of all mining claims was reduced to zero.

As of August 9, 1999, there were 9,034,868 shares of common stock outstanding. On that date, the Board of Directors authorized a 70 to 1 reverse split. Following the split, the Company had 129,070 shares outstanding. It then issued 220,000 shares in exchange for services rendered with the result that as of December 31, 1999, there were 349,070 shares of common stock outstanding.

As part of the reorganization which occurred on August 9, 1999, the Company acquired a working interest in an oil and gas property located in the State of Kansas in exchange for 625,000 post-split shares of common stock and issued an additional 1,000,000 shares for services in connection with the acquisition.

As of April 30, 2000, the Company had 1,974,070 shares of common stock outstanding. 149,070 of those common shares are freetrading. The balance of the common shares outstanding are unregistered and restricted having been issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended. These shares may be registered after August 9, 2000 by the filing of a Form 144 pursuant to Regulation 230.144 of the Securities & Exchange Act of 1933, as amended.

Also, on August 9, 1999, the Company authorized certain stock options as follows:

To S. Jeff Johnson, an option to purchase 5,000,000 shares at $.05 at any time within 2 years of August 9, 1999; to Harry F. Magnuson, an option to purchase 11,500 shares at $.05 at any time within 2 years of August 9, 1999; to Terry Dunne, an option to purchase 11,500 shares at $.05 at any time within 2 years of August 9, 1999; to Mark Absec, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999; to Dennis O'Brien, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999 to R. M. MacPhee, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999; and to Thomas R. Magnuson, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999. None of these options had been exercised as of April 20, 2000.

The Company will now engage in the oil and gas business including production from currently owned operations and the acquisition and development of additional mid-continent oil and gas properties.

Item 2  Management's Discussion and Analysis
         or Plan of Operation

On August 9, 1999, the Company purchased a 25% undivided interest in the oil and gas lease which the Company acquired was formerly owned by Scope Operating Company and Scope will remain as the operator of the lease. Scope Operating Company is the holder of the other 75% of the lease and will continue to own that portion of the leasehold.

The lease is known as the Felts Lease which is located in the Cherokee Platform Province which extends from South Eastern Kansas and into part of South Western Missouri and North Eastern Oklahoma. The Cherokee Platform Province covers a total of 37 counties, is 235 miles long and 210 miles wide in an area of approximately 26,500 square miles. The Felts Lease consists of 90 acres within that broader expanse. The development of the Cherokee Platform Province began in the 1860's with drilling in Bourbon and Cherokee Counties in Kansas with the first discovery of oil in Allen County, Kansas in 1873. Over 200,000 wells have been drilled in the province and 431 fields larger than 1 MMBOE have been discovered. By the end of 1990, over 5.3 billion barrels of oil had been discovered and 4.3 trillion cubic feet of gas had been discovered.

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The Felts Lease is comprised of approximately 90 acres near Coffeyville, Kansas, approximately 110 miles North North East of Tulsa, Oklahoma. The acreage is bound by a river on the West side and is adjacent to an improved roadway (State Highway 169) on the East.

From 1983 to 1984 29 wells were drilled East of the river. The original operator was Black Star Petroleum, now defunct. Most of the wells were fully equipped and were oil wells or injection wells. Black Star produced approximately 17,000 barrels of oil over a two year period before declaring bankruptcy. The wells then sat idle for many years until the landowner began pumping 3 to 5 wells on an intermittent basis. From mid 1993 through 1995, the landowner recovered and received approximately $100,000.00 from oil sales. In 1999, the lease was sold to Scope Operating Company, the property was cleaned up and access to the wells was again established.

Oil production is from the Red Fork Sandstone at approximately 600 feet. The feature is a North East/South West trending sandbar with accumulations of over thirty feet of sand under some areas of the lease. Cores from an adjacent lease show the Red Fork to have an average porosity of 19% and an average permeability of 100 millidracys. Engineering calculations indicate 240,000 barrels of recoverable oil under the Felts Lease with only 20,000 barrels having already been recovered. All 20,000 barrels were recovered with primary production methods. This leaves approximately 220,000 barrels recoverable by primary and secondary production methods.

All wells were drilled through the Red Fork, cased, cemented to surface, perforated and lightly fraced. This gives the operator logs of the formation as well as control over the injection fluids which will be used for secondary recovery. All of these factors should increase the amount of oil recovered and increase the effect of secondary recovery.

During 1999, Scope Operating Company implemented a Phase I program that included ten producing wells. The ten wells were pulled, cleaned out, downhole pumps were repaired or replaced. New electrical wiring was installed throughout and a portion of a new storage facility was constructed. Initially, the ten wells were produced over a thirty day period with the result of approximately 10 to 12 barrels of oil production per day and good gas production with a ratio of an average water/oil of 50/50. All indications were that the property would flood successfully.

Phase II was completed in early 2000 bringing in a total of 21 producing oil wells, 7 injector wells and a single water supply well. The storage facility and injection plant were completed under this program.

Presently the wells are producing and all oil is sold pursuant to a division order dated April 1, 2000 to Cooperative Refining, LLC. Payment for the crude oil is adjusted on a daily basis and is based upon the common benchmark SPC West Texas Intermediate Sweet, plus $1.00 per barrel as a premium due to the fact that the oil produced is of high quality being 32 degree API gravity and because of the close proximity of the wells to the refinery.

The crude oil contract can be terminated at any time by either party. There are other purchasers in the area who would buy the oil if Cooperative Refining no longer wished to do so. Management of Scope Operating is confident that there will always be a ready market for the sale of the crude oil produced from the Felts Lease for as long as oil can be produced from it.

Revenues received are divided by the payment of 12% to the landowner and 87% to Scope Operating Company. Scope Operating then deducts the lease operating expenses from the gross revenue and distributes the net proceeds to the Company, Keystone, and other working interest participants in the leasehold.

Risk Factors

1. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and director. They have other business interests to which they devotes attention, and they may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with their fiduciary duties to the Company.

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2. Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

3. Regulation of Penny Stocks. The Company's securities are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. The shares of the Company have been selling at $2.00 bid since August 19, 1999 when the Company filed its most recent Form 211 pursuant to Rule 15c2- 11. There has been little or no activity in the stock. However, based upon the Company's financial status, the stock may be considered a penny stock. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker- dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4. No Operating History. The Company has completely altered its business since its formation, going from mining to oil and gas exploration and operation. The Company has no operating history in oil and gas operation, exploration and development and only recently purchased those assets and decided to enter that type of business. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

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5. No Assurance of Success or Profitability. There is no assurance that the
Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

6. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

7. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within its target industry and therefore increase the risks associated with the Company's operations.

8. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

9. Dependence upon Management; Limited Participation of Management. The Company currently has several key individuals who are serving as its officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Because investors will not be able to evaluate the merits of possible business opportunities by the Company, they should critically assess the information concerning the Company's officers and directors.

10. Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance that they will continue to manage the Company in the future.

11. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

12. Director's Liability Limited. The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

13. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if they are able to provide the required services.

14. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

15. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company.

16. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

17. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but un- issued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's President could sell his control block of stock at a premium price to the acquired company's stockholders.

18. Limited Public Market Exists. There is a very limited public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

19. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

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Item 3.  Description of Property.

On April 11, 2000, the Company purchased from Scope Operating Company an undivided 25% working interest in the Felts Oil Lease which is located in
Section 30-T34S-R17E, Montgomery County, Kansas containing 90 acres, more or less. The Company receives 18.75% of the net revenue from the sale of oil production from this lease. On April 11, 2000, Ronald L. Cook, Professional Engineer, Kansas License No. 5353, of Petroleum Consultants, Inc. estimated that the present fair market value of the portion of the leasehold held by the Company was $447,144.00. This valuation was based upon an average price of $25.00 per barrel for oil produced over the economic life of the property which was estimated to be 11 years. That appraisal was made on a non-escalated basis where price and expenses are constant over the economic life of the property.

In his appraisal, Mr. Cook stated that the lease has already produced approximately 20,000 barrels of oil and that combined primary and secondary recovery should recover an additional estimated 191,000 barrels of oil. He states that the initial phase of secondary recovery would be a waterflood followed by a polymer augmented flood where it is anticipated that the polymer flood would plug thief holes and improve areal and vertical sweep efficiency of the reservoir resulting in increased oil recovery that would not otherwise be possible.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The Company presently has the following capitalization:

Free Trading Common Shares             149,070

Restricted Shares Issued for
Services Rendered August 9, 1999     1,200,000

Restricted Shares Issued for
Oil & Gas Property August 9, 1999      625,000
                                     ---------
Total Shares Outstanding:            1,974,070

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                           Number of
                                           Shares Owned         Percentage
Name and Address                           Beneficially         Ownership
----------------                           ------------         ----------
Scope Operating Company
808 S. College, Suite 300
McKinney, TX 75069                         625,000              .3166
Sole Owner:
Jeff Johnson
808 S. College, Suite 300
McKinney, TX 75069

Jeff Johnson                             1,000,000              .5065
808 S. College, Suite 300
McKinney, TX 75069

Neil Liebman, Esq.                         220,000              .1114
24 Greenway Plaza, Suite 1826
Houston, TX 77046

Jeff Johnson is Chairman of the Board of Directors and Chief Executive Officer of the Company. He is also President and the sole shareholder of Scope Operating Company which is the operator of the oil and gas property owned by the Company and is also a co-owner of that oil and gas property with the Company, Scope Operating Company owning 75% of the oil and gas property and KYMI owning the other 25% of that same oil and gas property.

Additionally, Mr. Johnson holds an option to purchase an additional 5,000,000 shares of common stock in the Company by the payment of $250,000.00 which may be exercised at any time prior to August 9, 2001 after which time the option expires.

Neil Liebman, Esq. is counsel to the Company and received 220,000 shares of stock in exchange for legal services which he rendered in connection with the purchase of Company assets and the stock reorganization.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:


Name                     Age          Positions Held and Tenure
------                  -----         -------------------------

S. Jeff Johnson          34           Chairman of the Board, Chief Executive
                                        Officer

Dwight Brehm             43           Vice President, Secretary, Director

Ronald McDonald          53           Director

The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer. The directors and officers of the Company will devote time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

The Company intends to engage other officers and add to the number of directors in the immediate future. Those changes will be reported on a Form 8-K at the appropriate time.

Biographical Information

S. Jeff Johnson, Chairman of the Board, Chief Executive Officer.

Mr. Johnson has been involved in the oil and gas business since 1988, has assisted a number of small companies with financing and has acted as the operating partner in various oil and gas exploration programs. He is a Certified International Financier, is listed in International Who's Who, is a member of the Independent Petroleum Association of America, the Texas Independent Producer's Association and the Illinois Oil and Gas Association. He is a life time member of Cambridge Who's Who for Business Executives. He has served on the Capital Markets and the Crude Oil and Tax Committees of the Independent Petroleum Association of America and has served on two committees of the Texas Independent Producer's Association.

Dwight Brehm, Vice President, Operations, Secretary, Chief Geologist, Director

Mr. Brehm is a second generation oil producer and has been engaged in the oil and gas exploration and production industry for more than 20 years. He is a graduate of Kansas State University majoring in geology and is today on the Academic Advisory Board for the Kansas State University Geology Department where he has served since 1980. His past responsibilities have included direct supervision of 150 employees, 4 rotary drilling rigs and more than 400 producing wells at one time. Under Mr. Brehm's leadership, Brehm Oil once ranked as the largest independent oil company operating in the Illinois Basin. Mr. Brehm has worked in various capacities on oil and gas projects in Oklahoma, Illinois, Indiana, Kentucky, Wyoming, North Dakota, Montana, Colorado and other states. His past and present professional and civil affiliations included the American Association of Petroleum Geologists, the American Association of Petroleum Landmen, the Independent Petroleum Association of America, service on the board of directors of the Illinois Oil & Gas Association. He is a director of Mark Twain Bank of St. Louis, Missouri, and is also a director of the Bank of Illinois in Mount Vernon, Illinois. He is also a past president and life member of Optimist International and a life sponsor of Ducks Unlimited.

Ronald McDonald, Director

Mr. McDonald has owned and operated a number of successful restaurant chains in the Carolinas including Villa Inn's Italian Restaurants, the Ale Haus Restaurants, various Army and Navy Clubs and hotel properties. As a member of the family who originally developed McDonald's Restaurants, he is the author of "The Complete Hamburger" from Birch Lane Press and is a successful food writer for magazines and food publications. Other titles to his credit are: "Ronald L. McDonald's McBarbecue Book," "Ronald L. McDonald's Franchise Buyer's Guide" and "Shrimply Delicious." He is a frequent guest on the food channel and talk show quest on Sony Network's 1200 radio stations. He has also been a principal and investor in Strength Energy Corporation of Dallas, Texas, is the principal owner of Glencoe Oil & Gas, Inc., also of Dallas, Texas, has owned the rights to Gladder Oil Field Equipment Company of Chicago, Illinois, an oil equipment manufacturer, Glencoe Trading International, a machinery and equipment dealer. He has been the owner and operator of Reserve General Escrow Company since 1987 and owns and controls a number of domestic and international development companies including Ronald L. McDonald Real Estate and Construction, McDonald Development Ltd. (U.K.), Prestige Homes N.W., Ltd. (U.K.), Pure Development (U.K.) and McDonald's Amusement Corporation (U.K.). A new restaurant chain is presently being developed under McDonald's Amusement Corporation to be known as Mad Mac's Funporium. Mr. McDonald is also a member of the board of directors of American Kiosk Corporation, a publicly traded company, the Inner City Fund, a tax exempt adult literacy foundation and is a 3rd degree Knight of Columbus.


Director's and Officer's Liability

A director or officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve international or intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of the Article by stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal of modification.

Indemnity

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right and which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Item 6.  Remuneration of Directors and Executive Officers

                         Annual
Name:                    Comp.
-----                    -------
Jeff Johnson             Being Negotiated
Dwight Brehm             Being Negotiated

There is no plan to compensate directors for their services as a director of the Company. Presently, directors are not compensated. Only officers receive any compensation as noted above.


Item 7.  Interest of Management and Others in Certain Transactions

Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Item 8.  Legal Proceedings

None
                                       12

PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

The securities of the Company have been trading under the trading symbol KYMI since August of 1999. Recent prices for the stock prior to the reverse split has been at approximately $2.00 bid per share. There has been no share volume in trading since August of 1999.

No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Recent Sales of Unregistered Securities

The Company authorized the following sales of securities pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, in exchange for assets or for services rendered in connection with the purchase of assets by the
Company:

                                           Number of
                                           Shares Owned         Percentage
Name and Address                           Beneficially         Ownership
----------------                           ------------         ----------
Scope Operating Company
808 S. College, Suite 300
McKinney, TX 75069                         625,000              .3166
Sole Owner:
Jeff Johnson
808 S. College, Suite 300
McKinney, TX 75069

Jeff Johnson                             1,000,000              .5065
808 S. College, Suite 300
McKinney, TX 75069

Neil Liebman, Esq.                         220,000              .1114
24 Greenway Plaza, Suite 1826
Houston, TX 77046

Jeff Johnson is Chairman of the Board of Directors and Chief Executive Officer of the Company. He is also President and the sole shareholder of Scope Operating Company which is the operator of the oil and gas property owned by the Company and is also a co-owner of that oil and gas property with the Company, Scope Operating Company owning 75% of the oil and gas property and KYMI owning the other 25% of that same oil and gas property.

Neil Liebman, Esq. is counsel to the Company and received 220,000 shares of stock in exchange for legal services which he rendered in connection with the purchase of Company assets and the stock reorganization.

All of the above shares may be registered in accordance with Regulation 230.144 after August 9, 2000 by the filing of a Form 144 pursuant to Regulation 230.144 of the Securities & Exchange Act of 1933, as amended.

Additionally, on August 9, 1999, the Company has issued the following options:

To S. Jeff Johnson, an option to purchase 5,000,000 shares at $.05 at any time within 2 years of August 9, 1999; to Harry F. Magnuson, an option to purchase 11,500 shares at $.05 at any time within 2 years of August 9, 1999; to Terry Dunne, an option to purchase 11,500 shares at $.05 at any time within 2 years of August 9, 1999; to Mark Absec, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999; to Dennis O'Brien, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999 to R. M. MacPhee, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999; and to Thomas R. Magnuson, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999. None of these options had been exercised as of April 20, 2000.

Item 3.  Description of Securities

The aggregate number of shares which the Corporation shall have authority to issue shall consist of 10,000,000 shares of Common Stock having a $.05 par value.

The Common Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution of resolutions.

The Company presently has the following securities issued and outstanding:

Free Trading Common Shares             149,070

Restricted Shares Issued for
Services Rendered August 9, 1999     1,200,000

Restricted Shares Issued for
Oil & Gas Property August 9, 1999      625,000
                                     ---------
Total Shares Outstanding:            1,974,070

Item 4.  Indemnification of Directors and Officers

The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits and incorporated herein by reference, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by Hutton, Patterson & Company, CPAs, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Keystone Silver Mines, Inc.

                           KEYSTONE SILVER MINES, INC.

                          INDEPENDENT AUDITORS' REPORT
                            AND FINANCIAL STATEMENTS

                               April 30, 2000, and
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS
  Balance Sheets                                                             2
  Statements of Loss                                                         4
  Statements of Changes in Shareholders' Equity                              5
  Statements of Cash Flows                                                   6
  Notes to Financial Statements                                              8
  Supplemental Information                                                  13

--------------------------------------------------------------------------------

                          Independent Auditors' Report
--------------------------------------------------------------------------------


To the Shareholders and Board of Directors
Keystone Silver Mines, Inc.
McKinney, Texas

We have audited the accompanying balance sheets of Keystone Silver Mines, Inc., (an Idaho corporation) as of April 30, 2000, December 31, 1999 and December 31, 1998, and the related statements of income, changes in shareholders' equity and cash flows for the four months ended April 30, 2000, and for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Silver Mines, Inc. as of April 30, 2000, and December 31, 1999 and 1998, and the results of its operations and its cash flows for the four months ended April 30,2000, and for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.


Hutton, Patterson & Company
A Professional Corporation
Certified Public Accountants



By: s/ Dorothea Krempein
-------------------------
Dorothea Krempein, C.P.A.


June 5, 2000
Dallas, Texas


                           KEYSTONE SILVER MINES, INC.
                                 Balance Sheets
                 April 30, 2000, and December 31, 1999 and 1998

---------------------------------------------------------------------------------------------------

                                     ASSETS

                                                                  APRIL 30,  December 31, December 31,
                                                                    2000        1999         1998
                                                                  --------    ---------    --------
CURRENT ASSETS
    Account receivable, related party                             $  1,471     $      -     $     -
                                                                  ---------    ---------    --------

PROPERTY AND EQUIPMENT
    Oil and gas properties (successful efforts)                     62,500            -           -
    Less accumulated depreciation, depletion, and amortization         256            -           -
                                                                  ---------    ---------    --------
      NET PROPERTY AND EQUIPMENT                                    62,244            -           -
                                                                  ---------    ---------    --------

OTHER ASSETS
    Organization costs, net of accumulated amortization of
      $1,333 and $0, respectively                                   18,667       20,000           -
    Deferred tax asset, net of allowance of $22,296                      -            -           -
                                                                  ---------    ---------    --------
      TOTAL OTHER ASSETS                                            18,667       20,000           -
                                                                  ---------    ---------    --------

                                                                  $ 82,382     $ 20,000     $     -
                                                                  =========    =========    ========


                                   (CONTINUED)


                           KEYSTONE SILVER MINES, INC.
                           Balance Sheets (CONTINUED)
                 April 30, 2000, and December 31, 1999 and 1998


---------------------------------------------------------------------------------------------------------------


                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   APRIL 30,       December 31,     December 31,
                                                                     2000             1999              1998
                                                                 -------------    -------------    ------------


CURRENT LIABILITIES
    Account payable, shareholder                                 $          -     $          -     $   100,000
                                                                 -------------    -------------    ------------

      TOTAL LIABILITIES                                                     -                -         100,000
                                                                 -------------    -------------    ------------

SHAREHOLDERS' EQUITY
    Common stock, $0.05 par, 10,000,000 shares authorized,
      1,974,070 and 349,070 shares outstanding, respectively           98,703           17,453         451,743
    Additional paid-in capital                                        521,959          440,709         (13,581)
    Outstanding stock options                                         100,000          100,000               -
    Retained deficit                                                 (638,280)        (538,162)       (538,162)
                                                                 -------------    -------------    ------------
      TOTAL SHAREHOLDERS' EQUITY                                       82,382           20,000        (100,000)
                                                                 -------------    -------------    ------------

                                                                 $     82,382     $     20,000     $         -
                                                                 =============    =============    ============


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                         OF THESE FINANCIAL STATEMENTS.


                           KEYSTONE SILVER MINES, INC.
                               Statements of Loss
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998

---------------------------------------------------------------------------------------

                                                   APRIL 30,  December 31,  December 31,
                                                    2000          1999          1998
                                                 ----------    ----------    ----------
REVENUE
    Oil and gas revenue                          $   2,460     $       -     $       -
                                                 ----------    ----------    ----------

EXPENSES
    Lease operating expense                            989             -             -
    Depreciation, depletion, and amortization        1,589             -             -
    Consulting expense                             100,000             -             -
    General and administrative                           -             -         3,501
                                                 ----------    ----------    ----------
    TOTAL EXPENSES                                 102,578             -         3,501
                                                 ----------    ----------    ----------

NET LOSS BEFORE PROVISION FOR INCOME TAXES        (100,118)            -        (3,501)

PROVISION FOR INCOME TAXES                               -             -             -
                                                 ----------    ----------    ----------

    NET LOSS                                     $(100,118)    $       -     $  (3,501)
                                                 ==========    ==========    ==========

LOSS PER SHARE:
    Basic                                        $   (0.05)    $       -     $       -
                                                 ==========    ==========    ==========
    Diluted                                      $   (0.01)    $       -     $       -
                                                 ==========    ==========    ==========

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                         OF THESE FINANCIAL STATEMENTS.

                           KEYSTONE SILVER MINES, INC.
                  Statements of Changes in Shareholders' Equity
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998

---------------------------------------------------------------------------------------------------------------------------------

                                                                       Discount/
                                                         Common        Additional     Outstanding      Retained
                                         Shares          Stock       Paid-in Capital  Stock Options     Deficit          Total
                                      ------------    ------------    ------------    ------------   ------------    ------------

Balance, December 31, 1997              9,034,868     $   451,743     $   (13,581)    $         -    $  (534,661)    $   (96,499)
Net loss                                        -               -               -               -         (3,501)         (3,501)
                                      ------------    ------------    ------------    ------------   ------------    ------------

Balance, December 31, 1998              9,034,868         451,743         (13,581)              -       (538,162)       (100,000)

Reverse stock split                    (8,905,798)       (445,290)        445,290               -              -               -
Stock options issued for reduction
    of payable to shareholder                   -               -               -         100,000              -         100,000
Shares issued for services                220,000          11,000           9,000               -              -          20,000
Net loss                                        -               -               -               -              -               -
                                      ------------    ------------    ------------    ------------   ------------    ------------

Balance, December 31, 1999                349,070          17,453         440,709         100,000       (538,162)         20,000

SHARES ISSUED FOR ACQUISITION
    of oil and gas properties             625,000          31,250          31,250               -              -          62,500
Shares issued for services              1,000,000          50,000          50,000               -              -         100,000
Net loss                                        -               -               -               -       (100,118)       (100,118)
                                      ------------    ------------    ------------    ------------   ------------    ------------

Balance, April 30, 2000               $ 1,974,070     $    98,703     $   521,959     $   100,000    $  (638,280)    $    82,382
                                      ============    ============    ============    ============   ============    ============

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                         OF THESE FINANCIAL STATEMENTS.


                           KEYSTONE SILVER MINES, INC.
                            Statements of Cash Flows
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998

--------------------------------------------------------------------------------------------------

                                                             APRIL 30,    December 31, December 31,
                                                               2000          1999          1998
                                                            ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                $(100,118)    $       -     $  (3,501)
    Adjustment to reconcile net loss to net cash
      provided by operating activities
        Depreciation, depletion, and amortization               1,589             -             -
        Services acquired with common stock                   100,000             -             -
        Changes in assets and liabilities:
           Increase in account receivable, related party       (1,471)            -             -
           Increase in account payable, shareholder                 -             -         3,501
                                                            ----------    ----------    ----------
    Net cash flows provided by operating activities                 -             -             -
                                                            ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES                                -             -             -
                                                            ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES                                -             -             -
                                                            ----------    ----------    ----------

NET INCREASE IN CASH                                                -             -             -

CASH, beginning                                                     -             -             -
                                                            ----------    ----------    ----------

CASH, ending                                                $       -     $       -     $       -
                                                            ==========    ==========    ==========


                                   (CONTINUED)


                           KEYSTONE SILVER MINES, INC.
                      Statements of Cash Flows (CONTINUED)
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998

----------------------------------------------------------------------------------------------------

                                                                 APRIL 30,   December 31, December 31,
                                                                   2000         1999         1998
                                                                ----------   ----------   ----------
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
    AND FINANCING ACTIVITIES

    Shares issued for services related to organization costs    $       -    $  20,000    $       -
                                                                ==========   ==========   ==========

    Shares issued for acquisition of oil and gas properties     $  62,500    $       -    $       -
                                                                ==========   ==========   ==========

    Shares issued for services                                  $ 100,000    $       -    $       -
                                                                ==========   ==========   ==========

    Options issued for reduction in payable to shareholder      $       -    $ 100,000    $       -
                                                                ==========   ==========   ==========





                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                         OF THESE FINANCIAL STATEMENTS.

                           KEYSTONE SILVER MINES, INC.
                          Notes to Financial Statements

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

               Organization
               ------------

               Keystone Silver Mines, Inc. (the Company), was originally incorporated in the State of Idaho on July 1, 1957, as Uranium Discovery and Development Company, for the purpose of exploring and developing uranium properties in Utah and acquiring mining claims and exploring for silver and lead in Shoshone County, Idaho and Mineral County, Montana. In 1962, the Company changed its name to Keystone Silver Mines, Inc.

               In 1993, the mining laws in the U.S. were changed with the result that the Bureau of Land Management (BLM) placed a $200 fee per unpatented mining claim for that year with an annual fee of $100 per mining claim thereafter. The Board of Directors decided in 1993 that the Company could not afford the annual fees to the BLM and, therefore, dropped all but ten of the unpatented claims. Subsequently, the remaining value of the claims was reduced to zero.

               Effective August 9, 1999, the Company affected a reverse stock split. At that date 9,034,868 shares of common stock were outstanding. These shares were canceled and converted at a ratio of 1 share of Keystone Silver Mines, Inc. common stock for every 70 shares of Keystone Silver Mines, Inc. common stock outstanding.

               Business Activity
               -----------------

               The Company is principally engaged in the production of oil and gas. The Company owns a working interest in an oil and gas property located in Kansas. The Company is planning to acquire and develop oil and gas properties within the mid-continent region of the United States.

               Estimates
               ---------

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.




                                   (Continued)

                           KEYSTONE SILVER MINES, INC.
                    Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Earnings Per Share
              ------------------

              Basic earnings per share is calculated based upon the weighted average of outstanding common stock. Diluted earnings per share is calculated based upon the weighted average of outstanding common stock plus any outstanding stock options or stock warrants. At April 30, 2000, the Company had 5,025,000 options outstanding (NOTE E). At December 31, 1999 and 1998, there were no options outstanding.

              Oil and Gas Properties
              ----------------------

              The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under the successful efforts method, the Company capitalizes all oil and gas leasehold acquisition costs. For unproved properties, leasehold impairment is recognized based upon an individual property assessment and exploration experience. Upon discovery of commercial reserves, such leasehold costs are transferred to proved properties.

              Geological and geophysical expenses, production costs, and overhead are charged against income as incurred. Exploratory drilling costs are capitalized when incurred. If exploratory wells are determined to be unsuccessful (dry holes), applicable costs are expensed. Costs incurred to drill and equip developmental wells, including unsuccessful development wells, are capitalized.

              Expenditures related to extensive well workover projects are capitalized upon determining that the workover resulted in significantly increased proved reserves. All other workover costs are expensed as incurred. These costs include those for deepening existing producing wells within the same producing formation when such operations are conducted for the purpose of restoring efficient operating conditions as well as other repairs, reconditioning, or reworking costs of wells already drilled and operating.

              Depreciation, depletion, and amortization of the cost of proved producing oil and gas properties, including wells and related equipment and facilities, are determined by the units-of-production method based on quantities produced as a percent of estimated proved recoverable reserves. Depreciation, depletion, and amortization was $256 for the four months ended April 30, 2000. There was no depreciation, depletion, or amortization for the years ended December 31, 1999 and 1998.

              When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation and depletion are eliminated with any gain or loss reflected in income.
                                   (Continued)

                           KEYSTONE SILVER MINES, INC.
                    Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Impairment of Long-Lived Assets
              -------------------------------

             The Company accounts for its long-lived assets under the provisions of SFAS No. 121 which requires the Company to review its long-lived assets to determine if the carrying amounts of its long-lived assets are recoverable. If the carrying amount is not recoverable, an impairment loss is recognized.

             Federal Income Taxes
             --------------------

              The Company accounts for federal income taxes under the provisions of SFAS No. 109 which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the recognition of future tax benefits, such as net operating loss carryforwards, are required to the extent that realization of such benefits are more likely.

NOTE B - RELATED PARTY TRANSACTIONS

              At December 31, 1998, the Company had an outstanding payable due to a majority shareholder totaling $100,000. During the year ended December 31, 1999, an agreement was entered into with Jeff Johnson, whereby he would obtain controlling interest in the Company. Mr. Johnson paid $100,000 directly to the shareholder. Pursuant to the agreement, the Company's capital structure was reorganized as discussed at NOTE A and Mr. Johnson received an option to purchase 5,000,000 shares of common stock at $.05 per share. As of April 30, 2000, Mr. Johnson has not exercised this option, however, Mr. Johnson holds an 82% interest in the Company as of April 30, 2000. (NOTE E)

              Jeff Johnson, president and shareholder of the Company, is the sole shareholder of Scope Operating Company. Scope Operating Company is the operator for the Company's oil and gas property. Scope Operating Company receives the oil and gas revenue and pays the direct operating expenses of the property. The summary of transactions between Scope Operating Company and the Company for the four months and the year ended April 30, 2000, and the years ended December 31, 1999 and 1998, are as follows:

                                                                April 30,   December   December
                                                                  2000      31, 1999   31, 1998
                                                                --------    --------   --------

                  Oil and gas revenue-working interest          $ 2,460     $     -    $     -
                  Less: lease operating expenses                    989           -          -
                                                                --------    --------   --------
                  Net income remitted to the Company            $ 1,471     $     -    $     -
                                                                ========    ========   ========

                                   (Continued)

                           KEYSTONE SILVER MINES, INC.
                    Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE B - RELATED PARTY TRANSACTIONS (Continued)

              Effective April 11, 2000, the Company entered into an agreement to purchase a twenty-five percent working interest in an oil and gas property from Scope Operating Company. During April 2000, this property began its initial production. Pursuant to this agreement, the Company issued 625,000 of its unregistered, restricted stock at a value of $62,500, which is the discounted value of the Company's unregistered common stock. The property value recorded is significantly less than the value presented in the current reserve study.


              The Company had an account receivable balance from Scope Operating Company in the amount of $1,471 at April 30, 2000.

NOTE C - ORGANIZATION COSTS

              Costs incurred to accomplish the changes in the capital structure have been capitalized as organization costs. These costs will be amortized over sixty months beginning in January 2000. During the four months ended April 30, 2000, the Company incurred amortization expense in the amount of $1,333.

NOTE D - FEDERAL INCOME TAX AND DEFERRED FEDERAL INCOME TAX

              Due to a current net operating loss, the Company has no current liability for state or federal income taxes. The Company has no significant temporary differences between financial statement carrying amounts and their respective tax basis resulting in deferred taxes. The Company has an aggregate net operating loss carryforward of $100,118, which will expire in 2020. A deferred tax asset of $22,296 related to the net operating loss carryforward has been recorded; however, a valuation allowance has been provided for the entire balance of this deferred tax asset. Therefore, the provision for income taxes for the four months ended April 30, 2000, is zero.

              As discussed in NOTE B, there was a significant change in ownership during the year ended December 31, 1999. Pursuant to Internal Revenue regulations, the benefit of any net operating losses accumulated prior to the change in ownership will be lost.

NOTE E - COMMITMENTS AND CONTINGENCIES

              The exploration, development, and production of oil and gas is subject to various federal and state laws and regulations to protect the environment. Various state and governmental agencies are considering or have adopted laws and regulations regarding environmental control which could adversely affect the business of the Company. Compliance with such legislation and regulations, together with penalties resulting from noncompliance therewith, will increase the cost of oil and gas development and production. Some of these costs may ultimately be borne by the Company.

                                   (Continued)

                           KEYSTONE SILVER MINES, INC.
                    Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE E - COMMITMENTS AND CONTINGENCIES (Continued)

              As a part of the agreement with Jeff Johnson (NOTE B), options were issued for the purchase of 5,025,000 shares of post-split common stock at $0.05 per share. Jeff Johnson received 5,000,000 of the options and various other individuals received the remaining 25,000 options. The options expire August 9, 2001. As of April 30, 2000, none of the options have been exercised.


NOTE F - CONCENTRATIONS

              One customer accounted for all of the Company's oil and gas sales for the four months ended April 30, 2000.

                            SUPPLEMENTAL INFORMATION

                          INDEPENDENT AUDITORS' REPORT
                           ON SUPPLEMENTAL INFORMATION

--------------------------------------------------------------------------------

To the Shareholders and Board of Directors
Keystone Silver Mines, Inc.

The supplemental information related to oil and gas producing activities, reserves, and the standardized measure of discounted future net cash flows on pages 15 through 20 is not a required part of the basic financial statements of Keystone Silver Mines, Inc., but is supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplemental information. However, we did not audit the information and express no opinion on it.





Hutton, Patterson & Company
A Professional Corporation
Certified Public Accountants



By: s/ Dorothea Krempein
-------------------------
Dorothea Krempein, C.P.A.




June 5, 2000
Dallas, Texas

                           KEYSTONE SILVER MINES, INC.
                 Supplemental Information (Unaudited)(Continued)
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------


Reserve Information
-------------------

The following estimates of proved and unproved developed reserve quantities and related standardized measure of discounted net cash flows are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves to be incurred on net cash flows, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.


                                   (Continued)


                           KEYSTONE SILVER MINES, INC.
                      Supplemental Information (UNAUDITED)
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998

-----------------------------------------------------------------------------------------------------------------------

                                                                                 APRIL 30,    December 31,  December 31,
                                                                                   2000          1999          1998
                                                                                -----------   -----------   -----------
CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING
    ACTIVITIES AT:

       Unproved oil and gas properties                                          $        -    $        -    $        -
       Proved oil and gas properties                                                62,500             -             -
       Support equipment and facilities                                                  -             -             -
                                                                                -----------   -----------   -----------
                                                                                    62,500             -             -
       Less accumulated depletion                                                      256             -             -
                                                                                -----------   -----------   -----------

       Net capitalized costs                                                    $   62,244    $        -    $        -
                                                                                ===========   ===========   ===========


COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES FOR THE FOUR MONTHS
   ENDED APRIL 30, 2000, AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998:

       Property acquisition costs
         Proved                                                                 $   62,500    $        -    $        -
         Unproved                                                               $        -    $        -    $        -
       Exploration costs                                                        $        -    $        -    $        -
       Development costs                                                        $        -    $        -    $        -
       Amortization rate per equivalent barrel of production                         .0041             -             -

                                   (CONTINUED)


                           KEYSTONE SILVER MINES, INC.
                Supplemental Information (UNAUDITED) (CONTINUED)
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998

-----------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES FOR THE FOUR MONTHS
    ENDED APRIL 30, 2000, AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998:
       Oil and gas sales                                                        $    2,460    $        -    $        -
       Production costs                                                               (989)            -             -
       Depletion and amortization                                                     (256)            -             -
                                                                                -----------   -----------   -----------

       Results of operations for oil and gas producing activities
         (excluding corporate overhead and financing costs)                     $    1,215    $        -    $        -
                                                                                ===========   ===========   ===========


                           KEYSTONE SILVER MINES, INC.
                Supplemental Information (UNAUDITED) (CONTINUED)
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998

------------------------------------------------------------------------------------------------------------------------------------


                                                                   APRIL 30, 2000       December 31, 1999        December 31, 1998
                                                              ----------------------  ----------------------  ----------------------
                                                                  OIL         GAS        Oil          Gas        Oil          Gas
                                                                (BBLS)       (MCF)      (Bbls)       (Mcf)      (Bbls)       (Mcf)
                                                              ----------  ----------  ----------  ----------  ----------  ----------
Proved Developed and Undeveloped Reserves
    Beginning of year                                                 -           -           -           -           -           -
    Revisions of previous estimates                                   -           -           -           -           -           -
    Improved recovery                                                 -           -           -           -           -           -
    Purchases of minerals in place                               36,034           -           -           -           -           -
    Extensions and discoveries                                        -           -           -           -           -           -
    Production                                                     (147)          -           -           -           -           -
    Sales of minerals in place                                        -           -           -           -           -           -
                                                              ----------  ----------  ----------  ----------  ----------  ----------
    April 30, 2000, and December 31, 1999 and 1998               35,887           -           -           -           -           -
                                                              ==========  ==========  ==========  ==========  ==========  ==========

Proved Developed Reserves
    Beginning of year                                                 -           -           -           -           -           -
                                                              ==========  ==========  ==========  ==========  ==========  ==========
    End of year                                                  35,887           -           -           -           -           -
                                                              ==========  ==========  ==========  ==========  ==========  ==========


                                   (CONTINUED)


                           KEYSTONE SILVER MINES, INC.
                 Supplemental Information (UNAUDITED)(CONTINUED)
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998

-------------------------------------------------------------------------------------------------------

                                                                    APRIL 30,  December 31, December 31,
                                                                      2000         1999         1998
                                                                   ----------   ----------   ----------
STANDARDIZED MEASURE OF DISCOUNTED FUTURE
    NET CASH FLOWS AT:
       Future cash inflows                                         $ 897,190    $       -    $       -
       Future production costs                                      (188,497)           -            -
       Future development costs                                            -            -            -
       Future income tax expense                                    (226,257)           -            -
                                                                   ----------   ----------   ----------
                                                                     482,436            -            -
       Future net cash flows
         10% annual discount for estimated timing of cash flows     (169,091)           -            -
                                                                   ----------   ----------   ----------

Standardized measure of discounted future net cash flows
    relating to proved oil and gas reserves                        $ 313,345    $       -    $       -
                                                                   ==========   ==========   ==========




                                   (CONTINUED)


                           KEYSTONE SILVER MINES, INC.
                 Supplemental Information (UNAUDITED)(CONTINUED)
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998

------------------------------------------------------------------------------------------------------------------

                                                                               APRIL 30,  December 31, December 31,
                                                                                 2000         1999         1998
                                                                              ----------   ----------   ----------
The following reconciles the change in the standardized measure of discounted future net cash flows during the four months ended April 30, 2000, and for the years ended December 31, 1999 and 1998:

Beginning of year                                                             $       -    $       -    $       -
Sales of oil and gas produced, net of production costs                           (1,471)           -            -
Development costs incurred during the year which were previously estimated            -            -            -
Net change in estimated future development costs                                      -            -            -
Revisions of previous quantity estimates                                              -            -            -
Net change from purchases and sales of minerals in place                        710,164            -            -
Accretion of discount                                                          (169,091)           -            -
Net change in income taxes                                                     (226,257)           -            -
Other                                                                                 -            -            -
                                                                              ----------   ----------   ----------

End of year                                                                   $ 313,345    $       -    $       -
                                                                              ==========   ==========   ==========


                        SEE INDEPENDENT AUDITORS' REPORT
                          ON SUPPLEMENTAL INFORMATION.

Item 2. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------

3.1      Articles of Incorporation*

3.2a     Change of Name*

3.2b     Change of Name*

3.3      By Laws*

3.4 Purchase & Sale Agreement and Corporate Resolutions in connection therewith*

10.1     Assignment of Oil & Gas Lease*

10.2     Appraisal of Ronald L. Cook, P.E. dated May 25, 2000*

------------------
*  Previously filed

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Keystone Silver Mines, Inc.
                                  (Registrant)


Date: August 1, 2000                 By: /s/ S. Jeff Johnson
                                       -----------------------
                                        S. Jeff Johnson
                                        President